Aladdin®
SECURING THE GLOBAL VILLAGE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Aladdin®

SECURING THE GLOBAL VILLAGE

On August 5, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") issued the press release, which is filed as Exhibit 1 to this Report on Form 6-K and is hereby incorporated by reference.

Exhibit 1	Copy of the Press Release of the Registrant.

Aladdin®
SECURING THE GLOBAL VILLAGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd.
(Registrant)

By: /s/ Erez Rosen
Name: Erez Rosen
Title: CFO

Date: August 5, 2002

Aladdin®

SECURING THE GLOBAL VILLAGE

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:
www.eAladdin.com
Stephen Axel
Aladdin Knowledge Systems
Stephen Axel@eAladdin.com
847.818.3800 x 4012

Investor Relations Contact:
Adam J. Rosen
KCSA Worldwide
arosen@kcsa.com
212.896.1220

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Second Quarter 2002 Financial Results

------

Reports Quarter-over-Quarter Sales Increase of 11%

CHICAGO and TEL AVIV, ISRAEL, August 5, 2002 – Aladdin Knowledge Systems (NASDAQ: ALDN) today announced financial results for the second quarter ended June 30, 2002.

Revenues for the second quarter were $11.70 million, compared with revenues of $10.53 million for the second quarter of 2001, an increase of 11%. The second quarter resulted in a net loss of $(2,206,000), or $(0.20) per basic and diluted share, based on 11,253,000 basic and diluted shares outstanding, compared with a net loss of $(1,939,000), or $(0.17) per basic and diluted share, based on 11,268,000 basic and diluted shares outstanding, for the second quarter of 2001. Second quarter 2002 results include a $1.3 million reorganization charge to reflect a series of cost-saving measures that were announced in June.

Commenting on the second quarter results, Yanki Margalit, Chief Executive Officer and Chairman of Aladdin, said, "We are pleased that we were able to grow our revenues quarter over quarter in spite of continued difficulties within the global IT market. It is also a tribute to our dedicated and talented personnel that sales in the second quarter – historically one of our more difficult quarters – were only modestly behind the record-setting sales levels of the first quarter of this year. In light of today's tighter spending environment, we have realigned our infrastructure and capabilities more closely with the ever-changing needs of our various markets."

Mr. Margalit continued, "While demand in the European market appears to be weakening, we are seeing both strong demand in the U.S. for our new internet security products and stability for our existing core business. From a partnership perspective, we have grown our solutions partners from 27 to 41- a 50% increase - during the first half of 2002."

Mr. Margalit concluded, "We reiterate our assurances that we are extremely focused on growing our revenues, further improving internal operations, reducing expenses and, ultimately, achieving profitability levels. While we know we have a lot of work ahead of us, we are moving in the right direction."

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin's Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement

Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

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Aladdin Knowledge Systems Ltd.

Summary of Unaudited Results

Consolidated Statement of Income

(U.S. dollars, in thousands – except for per-share amount)

	Three months period ended June 30,				Six months ended June 30,	
			(Pro Forma)			
	2002	Other charges	2002	2001	2002	2001
Sales	11,704		11,704	10,533	24,246	22,862
Cost of sales	2,321		2,321	2,193	4,830	4,954
Gross profit	9,383		9,383	8,340	19,416	17,908
Research & development	4,010	562	3,448	3,099	7,351	6,094
Selling & marketing	6,037	573	5,464	5,306	11,309	10,658
General & administrative	1,966	208	1,758	1,220	3,217	2,570
Write off of Intangible assets			-	581	-	1,166
	12,013	1,343	10,670	10,206	21,877	20,488
Operating loss	(2,630)	(1,343)	(1,287)	(1,866)	(2,461)	(2,580)
Financial income, net	694		694	64	655	452
Other income	68		68		68	1
Loss before taxes	(1,868)	(1,343)	(525)	(1,802)	(1,738)	(2,127)
Taxes on income	100		100	(9)	217	41
Loss after taxes on income and before equity in loss of affiliate	(1,968)	(1,343)	(625)	(1,793)	(1,955)	(2,168)
Equity in loss of affiliate	(238)		(238)	(146)	(583)	(280)
Net loss	(2,206)	(1,343)	(863)	(1,939)	(2,538)	(2,448)
Basic and diluted loss per share	(0.20)	(0.12)	(0.08)	(0.17)	(0.23)	(0.22)
Weighted average number of shares outstanding for Basic EPS	11,253	11,253	11,253	11,268	11,253	11,295
Weighted average number of shares outstanding for Diluted EPS	11,253	11,253	11,253	11,268	11,253	11,295

Aladdin Knowledge Systems Ltd.

Balance Sheets

(U.S. dollars, in thousands)

	June 30, 2002	December 31, 2001
Assets		
Current assets:		
Cash & cash equivalents	12,342	12,206
Marketable securities	1,174	1,232
Trade receivable, net of allowance for doubtful accounts	8,222	8,204
Other accounts receivable	3,705	3,967
Inventories	6,860	7,403
Total current assets	**32,303**	**33,012**
Fixed assets, net	3,865	4,456
Other long term assets, net	16,394	15,927
Total Assets	**52,562**	**53,395**
Current liabilities	9,753	8,362
Accrued severance pay	2,620	2,404
Shareholders' Equity	40,189	42,629
Total liabilities and shareholders' equity	**52,562**	**53,395**